#770 - 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.                                                                                                                                                                                                                                                           June 23, 2010
For Immediate Release                                                                                                                                                                                                                                                      NR#10-10

MAG SILVER SHAREHOLDER’S APPROVE CONTINUATION OF SHAREHOLDER RIGHTS PLAN

Vancouver, BC -- MAG Silver Corp. (TSX:MAG; NYSE-A:MVG) (“MAG” or the “Company”) announced today that at its annual general and special meeting (the “Meeting”) held on June 22, 2010, MAG’s shareholders approved the continuation of the Company’s shareholder rights plan (the “Rights Plan”) dated August 3, 2007 (and as amended on March 24, 2009).  The vote by shareholders was 65.13% in favour of the continuation.  The purpose of the Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid for the Company.  The Rights Plan provides shareholders with adequate time to properly assess a take-over bid without undue pressure.  It is also intended to provide the board of directors with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.  A copy of the Rights Plan is available under MAG's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

At the Meeting, the number of directors serving on the board was increased from seven to eight, with all previous seven directors being re-elected and the election of Frank Hallam.  Mr. Hallam has been the Company’s Chief Financial Officer since its qualifying transaction in 2003 and has in-depth knowledge of the Company and its operations.  Mr. Hallam is a director and co-founder of Platinum Group Metals Ltd., West Kirkland Mining Inc. and Nextraction Energy Corp.  He was also a co-founder and director of West Timmins Mining Inc. and now serves as a director of Lake Shore Gold Corp. after its business combination with West Timmins in 2009.  With his election to the board, Mr. Hallam will not be continuing as the Company’s CFO.

The board of directors has appointed Mr. Larry Taddei as its new CFO.  Mr. Taddei obtained his Chartered Accountant designation in 1990 and has held senior accounting and finance roles in the natural resource sector for the past 20 years.  Most recently, he was the CFO of West Timmins Mining Inc. up until its business combination with Lake Shore Gold Corp., a transaction valued at over $420 million. Previous to this, he held the position of CFO with a Vancouver-based precious metals producer with operations in South America, where he was instrumental in the completion of both debt and equity financings and oversaw the transition of the Company from an explorer to a producer.

Also at the Meeting, Deloitte & Touche LLP was re-appointed as the Company’s auditor and an amendment to the Company’s stock option plan was approved.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

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On behalf of the Board of

MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

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